UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A -1
                    Under the Securities Exchange Act of 1934

                            Skinny Nutritional Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   830695 10 2
                                 (CUSIP Number)

                                 Michael Salaman
                          3 Bala Plaza East, Suite 117
                              Bala Cynwyd, PA 19006
                                 (610) 784-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 12, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.I3d-I(e), 240. l3d-I(f) or 240.1 3d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Persons who respond to the collection of Information
           contained in this form are not required to respond unless
            the form displays a currently valid 0MB control number.

                                  SCHEDULE 13D

CUSIP No. 830695 10 2

1.     Names of Reporting Persons
       Michael Salaman
       I.R.S. Identification Nos. of above persons (entities only)

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3.     SEC Use Only

4.     Source of Funds (See Instructions): PF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)                                                      [ ]

6.     Citizenship or Place of Organization: United States


     NUMBER OF           7.    Sole Voting Power: 7,862,657
       SHARES
    BENEFICIALLY         8.    Shared Voting Power:  0
      OWNED BY
        EACH             9.    Sole Dispositive Power:  7,862,657
     REPORTING
       PERSON           10.    Shared Dispositive Power: 0
        WITH

11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 7,862,657

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.    Percent of Class Represented by Amount in Row (11): 20.3%

14.    Type of Reporting Person (See Instructions)IN

This Amendment No. 1 to Schedule 13D is being filed by Michael Salaman. Mr. Salaman filed an original Schedule 13D dated October 16, 2006 (the "Original 13D"). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Original 13D.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the common stock, par value, $0.001 per share (the "Common Stock"), of Skinny Nutritional Corp. (f/k/a Creative Enterprises International, Inc.), a Nevada corporation (the "Issuer" or the "Company"). The name and address of the principal executive office of the Issuer is 3 Bala Plaza East, Suite 117, Bala Cynwyd, PA 19006.

Item 2.    Identity and Background

(a) Name: This statement on Schedule 13D (this "Statement") is being filed by Michael Salaman (the "Reporting Person").

(b) Residence or business address: The business address of the Reporting Person is 3 Bala Plaza East, Suite 117, Bala Cynwyd, PA 19006.

(c) The present principal occupation and the name, principal place of business, and address of any corporation or other organization in which such employment is conducted by Reporting Person is as the Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person acquired the securities reported in the Original 13D in private placement transactions directly with the Company or in connection with stock option grants from the Company. These securities were purchased by the Reporting Person with personal funds. Of these shares 2,233,333 shares of Common Stock were issued by the Company in transactions occurring in 2002 and 2004. In addition, an aggregate of 4,879,324 shares of Common Stock were issued by the Company as of October 4, 2006, upon the conversion of a note made by the Company in the aggregate principal amount of $242,000. The Reporting Person presently owns options to purchase 150,000 shares of the Company's Common Stock granted in January 2002 and which are presently exercisable at $0.50 per share. As reported in the Original 13D, at a meeting of the board of directors of the Company held on October 6, 2006, the board agreed to award members of the Company's senior management team an aggregate of options to purchase 15,500,000 shares of the Company's Common Stock, subject to the approval of the Company's stockholders of a proposal to increase the number of shares available for issuance under the Company's employee stock option plan. At this meeting, the board agreed to award the Reporting Person options to purchase an additional 5,000,000 shares of the Company's common stock, subject, however, to the approval of the Company's stockholders of an increase in the number of shares authorized for issuance under the Company's employee stock option plan. However, upon reconsideration and in light of the objection raised by one board member, the Reporting Person decided to relinquish the option grant awarded to him at that time. On January 12, 2007, the Board of Directors approved a grant of 3,000,000 stock options to the Reporting Person pursuant to the Company's Employee Stock Option Plan. These options are exercisable for a period of five years at a per share exercise price of $0.26. Of the options granted, 20% of the total grant amount vest immediately and the balance vests in equal annual installments of 20% on the each anniversary date of the date of grant. Due to such vesting requirements, for the purpose of this Amendment to Schedule 13D, 600,000 of the options granted by the Board on January 12, 2007 are included in the Reporting Person's beneficial ownership calculations and the remaining options under such grant have been excluded from such calculations.

Item 4.    Purpose of Transaction

The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock, including the additional securities described in
Item 3 of this Schedule 13D/A, for general investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose.

Except as described above in Item 3 of this Schedule 13D/A or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)-(b) As a result of the Reporting Person's transactions described in Item 3 of this Schedule 13D, the Reporting Person may currently be deemed to be the beneficial owner of 7,862,657 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 20.3% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of January 12 2007. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. Of these shares 150,000 shares are issuable upon the exercise of stock options presently held by the Reporting Person which were granted in 2002 and 600,000 options granted on January 12, 2007. As described in Item 3 of this
Schedule 13D/A above, for the purpose of this Schedule 13D/A, 2,400,000 of the options granted by the Board on January 12, 2007 are excluded from the Reporting Person's beneficial ownership calculations.

(c) Except as described in Item 3 and Item 5(a), the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Issuer's securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 2007

  /s/ Michael Salaman
----------------------------
Signature

  Michael Salaman
----------------------------
Name

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)